Trans-Orient Receives Independent Technical Assessment on New Zealand Holdings

Sproule estimates undiscovered resource potential at 1.7 billion barrels in place

Vancouver, British Columbia - PR Newswire - November 1, 2007 – Australasian oil and gas explorer Trans-Orient Petroleum Ltd. (OTCBB/TOPLF) announced today it has filed an independent technical assessment report by Calgary-based evaluators Sproule International Limited with the British Columbia Securities Commission.

The report, "Technical Assessment of the Undiscovered Hydrocarbon Resource Potential of PEP 38348 and 38349 Onshore East Basin New Zealand" was completed in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

David Bennett, Executive Chairman of Trans-Orient, commented, “We are very pleased with this detailed technical report, which independently acknowledges the significant undiscovered resource potential within our East Coast Basin exploration areas. Our prospect inventory includes a number of play styles, all at relatively shallow depths; and having control over such a large prospective area provides a multitude of opportunities.”

The Sproule report highlights the conventional exploration potential of the oil and gas prospects and leads located within the 2.163 million-acre area, which is located onshore on the East Coast of New Zealand's North Island. Numerous structural traps are identified, and potential reservoirs include Miocene shelfal and turbidite fan sandstones with porosities of 20% or more and very porous shallow-marine Pliocene limestones. The mid-case estimate of in-place undiscovered resource potential has been estimated by Sproule to be 1.7 billion barrels of oil equivalent, on the basis of currently defined prospects and leads.

Separately, the report also recognizes that potential may exist in Trans-Orient’s unconventional Waipawa-Whangai fractured shale formations, which share similarities to successful fractured shale projects currently being developed in the United States. These shales have been geochemically typed as the sources of the numerous oil and gas seeps within Trans-Orient's acreage.

Dr. Bennett added “Trans-Orient’s solid financial position and 100% interest in the East Coast venture allows for full control over the pace of exploration activity. Moving forward, our strategy is to drill a number of both the conventional targets and the targets within the Waipawa-Whangai fractured shale play. The latter may require the drilling of a number of boreholes to identify the most favorable drilling, completion and fracturing plans to optimize production from potential 'sweet spots' of the fracturing system.”

Copies of the Sproule report can be accessed electronically through Trans-Orient’s website at www.transorient.com. The report has also been filed with the British Columbia Securities Commission on the SEDAR website at www.sedar.com

Contact:
Dan Brown
+1.604.682.6496
dbrown@iremco.com
www.transorient.com

The term “barrels of oil equivalent” or "boe" may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (6 mcf) to one barrel (1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The term “undiscovered resources” refers to those quantities of oil and gas estimated, on a given date, to be contained in accumulations not yet discovered. There is no certainty that any portion of the undiscovered resources will be discovered or that, if discovered, it will be economically viable or technically feasible to produce.

Forward-Looking Statements:
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.